U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:        0-21324

CUSIP NUMBER:              670712108

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Report Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

NYFIX, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

100 Wall Street

Address of Principal Executive Office (Street and Number)

New York, New York 10005

City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;
☐

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NYFIX, Inc. (the “Company”) was unable to timely file its Quarterly Report on Form 10-Q for the period ended September 30, 2006, due November 9, 2006 (the “Report”), because of the Company’s ongoing review of information relating to stock option grants and additional historic accounting issues which have surfaced as part of an internal review by management and the re-audit of financial statements for 2004 and 2003 by Friedman LLP, the independent registered public accounting firm appointed by the Company’s Audit Committee in November 2005.

The additional accounting issues identified to date relate to prior investments in and acquisitions of affiliates and subsidiaries, certain revenue recognition issues prior to 2005, valuation allowances on historical deferred income tax balances and treasury stock transactions. The Company’s management, Audit Committee and Board expect to continue to address accounting and other corrective action, if any, that the Company deems appropriate as the review proceeds to its conclusion.

The Company previously announced that, as a result of the review and re-audit described above, it would be delayed in filing certain periodic reports for 2005 and 2006. The Company will include restated prior period amounts with respect to such periods in subsequent reports to reflect additional charges related to stock option grants and to the additional accounting issues noted above.

Also as a result of such review and re-audit, the Company will be unable to file the Report within the five-day extension provided by Rule 12b-25. The Company expects to file the Report as soon as practicable following the resolution of the forgoing matters.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Brian Bellardo	(646) 525-3000
(Name)	(Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).

☐ Yes     ☒ No

The Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2005, its Quarterly Report on Form 10-Q for the three month period ended June 30, 2005, its Quarterly Report on Form 10-Q for the period ended September 30, 2005, its Quarterly Report on Form 10-Q for the period ended March 31, 2006, or its Quarterly Report on Form 10-Q for the period ended June 30, 2006.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Prior to the completion of its review and the related re-audit and restatement with respect to prior periods noted in Part III above, the Company is unable to estimate with specificity the change, if any, in results of operations from the period ended September 30, 2005. However, the Company does expect to report losses for the full year 2005 and the first, second and third quarters of 2006 when it ultimately reports. The Company will provide detailed results after its review and evaluation of the issues noted above have been completed.

NYFIX, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

By:	__________________________

Name: Brian Bellardo

Title:	Secretary

Dated: November 13, 2006

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).